Resolution of the Board of Directors
On 8 August, 2014, the Board of Directors of POSCO (the “Board”) has resolved the followings:

1) In-Kind Investment to Affiliates for Business Restructuring (the “Investment”)

The Board has approved the in-kind investment to POSCO P&S by way of investing 17,386,952 common shares of POSCO AST and 2,030,456 common shares of POSCO TMC held by POSCO into POSCO P&S; and subscribing newly issued 3,185,136 common shares of POSCO P&S (approximately 113.6 billion Korean Won in value).
The Board has approved the in-kind investment to POSMATE by way of investing 1,030,000 common shares of eNtoB held by POSCO into POSMATE; and subscribing newly issued 96,628 common shares of POSMATE (approximately 10.3 billion Korean Won in value).
The Investment is expected to be completed in October, 2014.

2) In-Cash and In-Kind Investment to POSCO Green Gas Technology

The Board has approved the in-cash and in-kind investment to POSCO Green Gas Technology (approximately 672.6 billion Korean Won in value) due to the business structural change in Gwangyang SNG Project.

3) Declaration of Interim Dividend for the Financial Year 2014

Interim Cash Dividend per Share (KRW)	2,000

Dividend Yield (%)	0.68

Record Date	30 June, 2014

Proposed Dividend Payment Date	27 August, 2014

Total Amount of Interim Dividend (KRW)	159,568,476,000

4) Asset Purchase from RIST Steel Structure Research Laboratory

The Board has resolved to purchase the tangible and intangible assets from RIST Steel Structure Research Laboratory. The contract price is 7,073 million Korean Won and it is tentatively scheduled to close on 14 August, 2014.